Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	Ross Systems
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@rossinc.com

Ross Systems to Present Ross ERP Statement of Direction at

User Conference

Hong Kong, Atlanta, Vancouver, May 5, 2011 — What:

Ross Enterprise SIG is a conference sponsored by the user community of Ross Systems. Ross Enterprise SIG will feature keynote addresses, informative product and technology sessions, case studies and workshops conducted by company executives and staff, customers and industry experts. Ross Systems will also present its Statement of Direction outlining its three year product road map that includes the planned launch of Ross ERP 7.0, its innovative next generation ERP solution.

Where:

Hotel Contessa, San Antonio, Texas

When:

May 10-12, 2011

About Ross Systems

Ross Systems is a subsidiary of CDC Software (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services. Ross Systems offers an on-premise ERP suite of solutions called Ross Enterprise and a cloud version of its ERP solutions called Ross in the Cloud. Ross’ ERP solutions can help manufacturers increase operational efficiencies, improve profitability, strengthen customer relationships and streamline regulatory compliance. Ross solutions offer industry-specific functionality for a variety of industries including food and beverage, life sciences, chemicals, metals and building materials. The comprehensive suite of solutions include functionality in ERP, financials, inventory control, manufacturing, track and trace, maintenance management, process planning, purchasing, sales order process, vendor management inventory and business analytics. For more information on Ross solutions, please visit: www.rossinc.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the Ross Systems SIG user conference, the planned content thereof and the Ross ERP Statement of Direction, our expectations for other major initiatives for Ross ERP, and other plans and strategies we may present. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others; the continued ability of Ross ERP solutions to address market requirements; and the demand for and market acceptance of new and existing ERP solutions. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. Any website addresses provided herein for parties other than the company or its subsidiaries or affiliates, are not part of this press release and the contents such websites are not incorporated herein or adopted in any way by the company. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future results.